Vancouver Office:

D     E     V     L    I     N

P.O. Box 12077

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Suite 2550

Barristers & Solicitors

555 West Hastings St.

Vancouver, B.C.

Canada V6B 4N5

Tel: (604) 684-2550

Fax: (604) 684-0916

E-mail: mshannon@devlinjensen.com

File Reference:   4020\045a

Via EDGAR

November 21, 2005

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C.
U.S.A., 20549-0405

Attention:        Mr. Mark Brunhofer, Staff Accountant, Division of Corporation Finance

Dear Mr. Brunhofer:

Re:

Sinovac Biotech Ltd. (the “Company”)
File No. 1-32371

FILING OF AMENDED FORM 20-F IN ACCORDANCE WITH
SEC COMMENT LETTER DATED OCTOBER 21, 2005

            We are counsel for the above-referenced Company and advise that the Company has now amended its annual report on form 20-F (the “Annual Report”) in accordance with the comments of the reviewing staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as set forth in the SEC’s comment letter, dated October 12, 2005 (the “SEC Letter”).

            On behalf of the Company we confirm that we enclose two copies of the black-lined and comparative copy of amendment number 3 to the Annual Report of the Company

Association of Law Corporations

Securities and Exchange Commission
November 21, 2005

which indicates each of the revisions which have been made to the enclosed Annual Report since the Company’s amended filing on September 21, 2005, submitted electronically pursuant to Regulation S-T.

            The following responses address the comments in the SEC Letter, by way of reference to the numbered SEC comments and indication of associated page numbers within the enclosed Annual Report.  We confirm that the page numbers referenced in this response letter relate to the information set forth in the hard copy version of the enclosed black-lined Annual Report, as delivered by courtesy copy, and may not directly correspond to the unmarked or Edgar versions thereof.

Item 17: Financial Statements, page 69

Consolidated Statements of Operations, page 74

1.         The Staff comments have been noted and we confirm that the Company has revised the financial statements to show interest and financing expenses as negative numbers.

Note 1: Nature of Business, page 76

2.         The Staff comments have been noted and we confirm that the consolidated statement of stockholders’ equity and the consolidated statement of operations have been revised:

a.       To reflect the equivalent of all restated shares of Sinovac Beijing outstanding immediately before the reverse acquisition transaction, 19,607,843 shares
b.      To reflect the effective spin-off of 9,607,843 shares, representing the minority interest created in the transaction.
c.       To reflect the weighted average shares outstanding on a 100% basis rather than a 51% basis. The Company has revised the loss per share for 2002 through the reverse acquisition in 2003. The weighted average share computations are shown below:

Securities and Exchange Commission
November 21, 2005

		Number of Shares	Days	Weighting	Weighted Average
2001
Initial Sinovac Beijing shareholding	*	14,709,804	247	1.0000	14,709,804

Balance, December 31, 2001		14,709,804	247		14,709,804

2002
Balance, December 31, 2001		14,709,804	365	1.0000	14,709,804
Acquired drug license	*	1,760,784	245	0.6712	1,181,896

Balance, December 31, 2002		16,470,588	365		15,891,700

2003
Balance, December 31, 2002		16,470,588	365	1.0000	16,470,588
Debt exchange for shares	*	3,137,255	184	0.5041	1,581,520
Spin-off of minority interest		(9,607,843)	99	0.2712	(2,605,963)
Net-Force		17,091,033	99	0.2712	4,635,650

Balance, December 31, 2003		27,091,033	365		20,081,796

* Number of Sinovac Beijing shares immediately before reverse acquisition		19,607,843

Note 7: Licenses and Permits, page 84

3.         The Staff comments have been noted and we confirm that the Company’s email correspondence, dated September 28, 2005 and October 3, 2005, have been filed on the same day as this response letter under the EDGAR form-type label CORRESP.

4.         The Staff comments have been noted and we confirm that the consolidated financial statements have been revised so as to charge the purchase prices of hepatitis A&B and influenza vaccines to operations as purchased in-process research and development expenses.

5.         The Staff comments have been noted and we confirm that the consolidated financial statements have been revised to reflect amortization expense from the date of purchase, April 2001, rather than the date that production began.

Note 9: Income Taxes Page 88

6.         The Staff comments have been noted and we confirm that the Company has revised the disclosure in Note 9 to disclose the facts and circumstances that occurred in 2004, resulting in management’s conclusion that a 100% valuation allowance was

Securities and Exchange Commission
November 21, 2005

not needed. The Company has also expanded Item 5 of the Form 20-F to disclose that deferred income tax valuation allowance is a critical accounting estimate.

            We trust that each of the foregoing and the enclosed amendments to the Company’s Annual Report filing are clear and satisfactory for this point in time and satisfy the comments of Staff contained in the SEC letter.  However, should the SEC have any further questions or comments, or require any further information or documentation respecting the Company, please do not hesitate to contact the writer at any time.

            On behalf of the Company, we sincerely thank and appreciate the SEC’s prompt attention to and ongoing cooperation in this matter.

                                                                                                Yours very truly,

                                                                                                DEVLIN JENSEN

                                                                                                Per:

                                                                                                            /s/ Mike Shannon

                                                                                                            MICHAEL T. SHANNON